1701 Hollis Street
Suite 400, Founders Square
TSX: GAM / NYSE: GRS / BSX: GL7	PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Halifax, November 18, 2008

Gammon Gold Accepts Commitment for Revised and
Extended US$50 Million in Total Credit Facilities

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and NYSE:GRS): Gammon announced today that it has received and accepted a commitment letter from its current lending syndicate comprised of the Bank of Montreal and the Bank of Nova Scotia, that revises and extends the terms of its existing credit facility which was set to expire on December 31, 2008.

Under terms of the new agreement the Company will have access to a US$50 million credit facility comprised of a US$30 million non-revolving term loan and a US$20 million revolving line of credit. The term loan facility matures 19-months from the date of closing while the revolving line of credit matures one-year from the date of closing and may be renewed at the sole discretion of the lenders. Interest payable is based on LIBOR plus a margin of 350 basis points.

The credit facilities are subject to customary financial and non-financial conditions, completion of formal documentation and payment of fees. The transaction is expected to close on, or about, November 30, 2008.

"The fact that we were able to complete this lending commitment in a period where access to credit facilities has become extremely difficult to secure is a testament to the quality of the Company’s assets. The refinancing of this facility strengthens the Company’s capital management plan and provides additional liquidity to support the ongoing execution of our business plan whilst we continue to maintain a diligent focus on ensuring the most efficient use of capital throughout this period of market uncertainty." said Scott Perry, CFO of Gammon Gold. He continued, "Regardless of having access to this facility, the Company will continue to manage its business plan with the primary objective of remaining internally self-funded in all areas of our operations with a continued focus on cash preservation. We will focus our efforts on business critical initiatives and re-evaluate the timing of non-critical business initiatives for postponement to a later date."

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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